Exhibit 99.1

ParaZero Extends Class C5 Certification for SafeAir System to Additional DJI Mavic 3 Models

Expanded compliance now includes Mavic 3 Pro and Mavic 3 Pro Cine, completing Class C5 coverage across core M3 series models

TEL AVIV, Israel, April 10, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems, today announced an extension of its European regulatory compliance under Class C5 for its SafeAir™ system designed for DJI’s Mavic 3 drone series.

Following the recent inclusion of the Mavic 3 Pro and Mavic 3 Pro Cine submodels, ParaZero’s SafeAir system now achieves full Class C5 conformity across the following DJI Mavic 3 platforms:

●	Mavic 3 Enterprise (Mavic 3E)

●	Mavic 3 Thermal (Mavic 3T)

●	Mavic 3 Pro

●	Mavic 3 Pro Cine

This certification extension follows confirmation that the Mavic 3 Pro and Pro Cine units now carry Class C2 markings from DJI, making them eligible for enhanced operational permissions under the European Union Aviation Safety Agency (EASA) guidelines for urban and sensitive airspace operations.

“With this expanded certification, we are proud to complete our Class C5 coverage for the DJI Mavic 3 line,” said Boaz Shetzer, CEO of ParaZero. “Our goal is to equip drone operators with advanced safety solutions that unlock greater regulatory flexibility. This is especially important for enterprise users operating in densely populated or sensitive areas.”

Class C5 conformity enables drone operations under the Specific Category in Europe, particularly for missions that require flying in dense urban areas, as outlined in EASA’s guidelines. ParaZero’s SafeAir system provides autonomous emergency response features including real-time flight monitoring, situational awareness, and a patented ballistic parachute system.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its goal to equip drone operators with advanced safety solutions that unlock greater regulatory flexibility. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246